December 8, 2015

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention:	Ms. Tia L. Jenkins Senior Assistant Chief Accountant Office of Beverages, Apparel and Mining

	Re:	Fairmount Santrol Holdings Inc. Form 10-K for the Year Ended December 31, 2014 Filed March 31, 2015 File No. 001-36670

Dear Ms. Jenkins:

This letter confirms the receipt by Fairmount Santrol Holdings Inc. (the “Company”) of the comments provided by the staff of the Securities and Exchange Commission in its comment letter dated November 25, 2015 (the “Comment Letter”). As we discussed with your staff yesterday, the Company hereby requests additional time to respond to the Comment Letter due to constraints on the availability of Company personnel. Absent your response denying this request, the Company anticipates it will file its response to the Comment Letter on or before Friday, December 18, 2015.

Please call me at (440) 279-0202 if you have any questions or would like to discuss this request in more detail.

Very truly yours,

/s/ David J. Crandall

David J. Crandall
Vice President, General Counsel and Secretary

cc:	Jenniffer D. Deckard

Mark E. Barrus

Douglas A. Neary, Esq.